61526

СЕВЕРО-ЗАПАДНЫЙ ТЕЛЕКОМ
191186, Санкт-Петербург, ул.Гороховая, д.14/26
тел.: +7 (812) 595 4556, факс: +7 (812) 710 6277
e-mail: office@nwtelecom.ru http: www.nwtelecom.ru

RECEIVED
2006 MAR -6 P 4:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

N01-19/531
2006, March 1

BY HAND

U.S. Securities and Exchange Commi:
Office of International Corporate Fina
100 F Street NE
Washington, D.C. 20549
Mail Stop: Room 3628

06011405

SUPPL

Re: Disclosure materials provided by OJSC North-West Telecom (File No. 82-5197) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

OJSC North-West Telecom (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraphs (b)(1)(iii) and (b)(1)(iv) of the Rule.

Annex A, attached hereto, contains a list of documents and communications described in (A), (B) and (C) of subparagraph (b)(1)(i) of the Rule that the Company has made public, distributed or filed between *January 01, 2006 and January 30, 2006.* Annex B, attached hereto, contains a complete set of English language translations, summaries or brief descriptions of these documents and communications.

Annex C, attached hereto, contains a list of the kind required to be submitted pursuant to subparagraph (b)(1)(iv) of the Rule.

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact the undersigned by calling collect at +7 (812) 719-9231 with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date stamping the enclosed duplicate of this letter and returning it to us in the enclosed, self-addressed envelope."

Very truly yours,

Nikolay N. Bredkov

PROCESSED
MAR 07 2006
THOMSON FINANCIAL

3/7

Enclosures

ANNEX A

List of the Documents and Communications That the Company Has Made Public, Distributed or Filed between January 1, 2006 and January 30, 2006

1. Notification on the essential fact "data on accrued and (or) paid yield under issuer's securities", "data on the timing of issuer's execution of its commitments to securities holders" dated January 10, 2006;

2. Notice on the data that may have a significant influence on the value of the joint stock company's securities "change in the share of joint-stock company's participation in the authorized (share) capital of another profit-making organization or in the share of owning common stock of another joint-stock company" dated January 10, 2006;

3. Notice on the data that may have a significant influence on the value of the joint stock company's securities liquidation of a company, which is a subsidiary and/or affiliate of a joint stock company dated January 10, 2006;

4. Amendments to the list of affiliated parties of the OJSC North-West Telecom from January 1, 2006 till January 10, 2006;

5. PRESS-RELEASE/The 9th Coupon Yield under the Second Issue Bonds of OJSC North-West Telecom Has Been Paid dated January 10, 2006;

6. PRESS-RELEASE/Capitalization of OJSC North-West Telecom Has Overpassed the Psychological Mark of $ 1 Billion dated January 11, 2006;

7. PRESS-RELEASE/OJSC North-West Telecom terminates its participation in two subsidiary companies dated January 11, 2006;

8. Information message/North-West Telecom has won a prize at the Contest of Annual Reports and Corporate Web-Sites dated January 11, 2006;

9. PRESS-RELEASE/North-West Telecom successfully closes their debut EUR 50 million syndicated loan dated January 25, 2006.

Information Required to be Made Public or Distributed to the Issuer's Security Holders Pursuant to the laws of the Russian Federation as of December 31, 2005

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	A. Securities Issuance Documents		
1.	Registered securities prospectus ("**Prospectus**") (if the securities are placed through an open subscription or a closed subscription to more than 500 purchasers)	Must be published on the Issuer's website or any other website accessible to the general public ("**Authorized Website**") within 3 days after receipt of written notification from the competent regulatory authority regarding the state registration of the securities issuance, and upon request the Issuer must provide any interested party the address(es) of the website(s) where the information is published. Must be made available to any interested persons at any time upon request	Company Law,[1] Article 92(1) Securities Law,[2] Articles 19(2) and 23 Regulation No. 05-5/pz-n,[3] Sections 1.6, 1.8, 1.9 and 2.4.3
2.	Information about registration of the Prospectus, if the Prospectus is registered after the report on the results of the Issuer's securities issuance has been registered	Must be published in each of the following within the specified time after receipt of the written notification from the competent regulatory authority regarding registration of the Prospectus: (i) the websites of authorized information agencies and/or other organizations with the status of mass media[4] ("**Agency Websites**") within one day, (ii) an Authorized Website within 3 days and (iii) a periodical[5] distributed in Russia with circulation of at least (x) 10,000 copies if the Prospectus is signed by the financial consultant, and (y) 1,000 copies in other cases (each, a "**Periodical**"), within 5 days Must be made available to any interested persons at any time upon request	Regulation No. 05-5/pz-n, Sections 1.6, 1.8, 1.9, 2.4.3, 4.1, 4.2 and 4.3
3.	Registered decision on issuance of the Issuer's securities	Must be made available to any interested persons at any time upon request	Regulation No. 05-5/pz-n, Sections 1.8 and 1.9

[1] Federal Law No. 208-FZ, dated December 26, 1995, "On Stock Companies."

[2] Federal Law No. 39-FZ, dated April 22, 1996, "On the Securities Market."

[3] Regulation "On Disclosure of Information by Issuers of Securities," approved by the Resolution of the Federal Service for the Financial Markets of Russia ("**FSFM**") No. 05-5/pz-n, dated March 16, 2005.

[4] Under Article 1.4 of Regulation No. 05-5/pz-n, the information must be published in the on-line news bulletins maintained by one of the information agencies and/or other organizations with the status of mass media authorized by the FSFM to act as a conduit for the public disclosure of information to the securities markets. If the Issuer's securities are traded on Russian stock exchanges, such publication must occur before 10 a.m. on the last day, and prior to such publication the Issuer must notify such stock exchanges of the information and the issuer's intent to disclose it.

[5] Under Article 1.7 of Regulation No. 05-5/pz-n, where the information is to be published in a periodical such information must be also published in the Supplement to the Journal of FSFM (the "**FSFM Supplement**") within: (i) 5 days, if the FSFM Supplement is the only periodical where the issuer publishes information; and (ii) 30 days, in other cases.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
4.	Registered amendments to the registered Prospectus and/or decision on issuance of the Issuer's securities	Must be made available to any interested persons at any time upon request	Regulation No. 05-5/pz-n, Sections 1.8 and 1.9
5.	Registered report[6] on the results of the issuance of the Issuer's securities	Must be published on an Authorized Website within 3 days after receipt of written notification from the competent regulatory authority regarding registration of the report Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Regulation No. 05-5/pz-n, Sections 1.8, 1.9 and 2.6.2
6.	Notice concerning the termination of a securities issuance registration, and the procedure for withdrawing such securities from circulation and returning funds to subscribers	Must be sent to the owners and nominal holders of the Issuer's securities not later than 2 months after receipt of the written notification regarding termination of registration of the securities issue Must be published in mass media available to the majority of the securities' owners, and in the FSFM Supplement	Regulation No. 36,[7] Sections 5.1 and 5.3
	B. Reporting During a Securities Issuance that Requires Registration of a Prospectus		
7.	Information regarding the adoption by the Issuer of a decision to place (*reshenie o razmeshenii*) securities	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the Issuer's governing body which adopted such decision: (i) an Agency Website within one day, (ii) an Authorized Website within 3 days and (iii) a Periodical within 5 days Must be made available to any interested persons at any time upon request If the Issuer is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 27	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1, 2.2.1 and 2.2.2
8.	Information regarding approval of the decision on issuance (*reshenie o vipuske*) of the Issuer's securities	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the Issuer's governing body which adopted such decision: (i) an Agency Website within one day, (ii) an Authorized Website within 3 days and (iii) a Periodical within 5 days Must be made available to any interested	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation 05-5/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.3.1

[6] Under amendments to Securities Law introduced by Federal Law No. 194-FZ, dated December 27, 2005, which came into effect on December 30, 2005, under certain circumstances the Issuer may file with a competent regulatory authority a notification on the results of issuance in lieu of registration of a report. No amendments to Regulation 05-5/pz-n governing the need and procedure for disclosure by the Issuer of such notification have yet been made.

[7] Regulation "On the Procedure for Return to the Securities' Owners of Funds (Other Property) Received by the Issuer as Payment for the Securities the Issue of which has been Declared Invalid or Uncompleted," approved by the Resolution of the Federal Commission on the Securities Market, No. 36, dated September 8, 1998.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
		persons at any time upon request If the Issuer is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 27	
9.	Information regarding the registration of the issue of the Issuer's securities and regarding the procedure for disclosure of the contents of the Prospectus	Must be published in each of the following within the specified time after receipt of written notification from the competent regulatory authority regarding registration of the securities issue: (i) an Agency Website within one day, (ii) an Authorized Website within 3 days and (iii) a Periodical within 5 days Must be made available to any interested persons at any time upon request If the Issuer is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 27	Company Law, Article 92(1) Securities Law, Articles 19(2) and 23 Regulation No. 05-5/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1, 2.3, 2.4.1, 2.4.2 and 4.2
10.	Date of commencement of the securities' placement, if such date was not disclosed as set forth in item 9	Must be published in each of the following: (i) an Agency Website within 5 days before the placement commencement date and (ii) an Authorized Website within 4 days before the placement commencement date Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.2
11.	Change of the date of commencement of the securities' placement	Must be published within one day before the new placement commencement date on an Agency Website and on an Authorized Website Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.3
12.	Securities' placement price (procedure for its determination), if such information was not disclosed as set forth in items 9 or 10	Must be published on an Agency Website and on an Authorized Website before placement of securities Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.4
13.	Information about suspension of placement of securities	Must be published in each of the following within the specified time after (a) preparation of the minutes of the meeting of the Issuer's governing body which adopted the decision on amending the decision on issuance and/or the Prospectus (b) preparation of the minutes of the Issuer's governing body on amending the terms of the corporate resolution on placement of securities and (c) receipt by the Issuer of a written request (order) from the competent regulatory authority to suspend the placement: (i) an Agency Website within one day, (ii) an	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.5

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
		Authorized Website within 3 days and (iii) a Periodical within 5 days Must be made available to any interested persons at any time upon request	
14.	Information about recommencement of placement of securities, which was suspended	Must be published in each of the following within the specified time after receipt of written notification from the competent regulatory authority regarding (a) registration of amendments to the decision on issuance and/or the Prospectus or (b) refusal to register amendments to the decision on issuance and/or the Prospectus by the authorities or (c) termination of the suspension of the securities placement: (i) an Agency Website within one day, (ii) an Authorized Website within 3 days and (iii) a Periodical within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.6
15.	Information about completion of placement of securities	Must be published in each of the following within the specified time before (a) expiration of the placement period set forth by the registered decision on issuance of the securities or (b) placement of the last security: (i) an Agency Website within one day, (ii) an Authorized Website within 3 days and (iii) a Periodical within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.7
16.	Information about registration of the report[8] on the results of issuance of the Issuer's securities	Must be published as described in item 27 Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 2.1.1 and 2.6.1
	C. Periodic and Current Reporting		
17.	Annual Report (if the Issuer's securities were (are being) publicly placed)	Must be published on an Authorized Website within 3 days after preparation of the minutes of a General Meeting of Shareholders ("**GMS**") which approved the Annual Report Must be published annually in mass media available for general information Must be made available to any interested persons at any time upon request	Civil Code, Article 97(1) Company Law, Article 92(1) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 8.1.1 and 8.2.4

[8] Under amendments to Securities Law introduced by Federal Law No. 194-FZ, dated December 27, 2005, which came into effect on December 30, 2005, under certain circumstances the Issuer may file with a competent regulatory authority a notification on the results of issuance in lieu of registration of a report. No amendments to Regulation 05-5/pz-n governing the need and procedure for disclosure by the Issuer of information on making of such notification have yet been made.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
18.	Audited annual financial statements prepared in accordance with Russian statutory accounting principles (if the Issuer's securities were (are being) publicly placed and if the Issuer prepares quarterly reports (see item 26) and discloses "key-events" (see item 27))	Must be included in the quarterly report for the 1st quarter, which must be published as described in item 27 Must be published not later than June 1 of each year in mass media available to all shareholders Must be made available to any interested persons at any time upon request	Civil Code, Article 97(1) Law on Accounting,[9] Article 16 Company Law, Article 92(1) Order of Ministry of Finance No. 101, dated November 28, 1996 Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 8.1.1, 8.3.1, and 8.3.4
19.	Audited annual financial statements prepared in accordance with Russian statutory accounting principles (if the Issuer's securities were (are being) publicly placed and if the issuer does not prepare quarterly reports and does not disclose "key-events")	Must be published on an Authorized Website within 45 days after the deadline for filing such statements with the authorities Must be published not later than June 1 of each year in mass media available to all shareholders Must be made available to any interested persons at any time upon request	Civil Code, Article 97(1) Law on Accounting, Article 16 Company Law, Article 92(1) Order of Ministry of Finance No. 101, dated November 28, 1996 Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 8.1.1, 8.3.1, 8.3.4 and 8.3.5
20.	Information on approval or failure to approve (with explanation of the reasons) of the annual financial statements prepared in accordance with Russian statutory accounting principles (if the Issuer's securities were (are being) publicly placed and if the issuer does not prepare quarterly reports and does not disclose "key-events")	Must be published on an Authorized Website within 3 days after preparation of the minutes of the annual GMS which approved (or did not approve) the annual financial statements Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 8.1.1 and 8.3.5
21.	Amended annual financial statements prepared in accordance with Russian statutory accounting principles which were not approved by the annual GMS (if the Issuer's securities were (are being) publicly placed)	Must be published on an Authorized Website within 3 days after preparation of the minutes of the extraordinary GMS which approved the amended annual financial statements that were not approved by the annual GMS	Company Law, Article 92(1) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 8.1.1 and 8.3.5

[9] Federal Law No. 129-FZ, dated November 21, 1996, "On Accounting."

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
22.	Information about publishing on an Authorized Website of the Issuer's Annual Report and audited annual financial statements prepared in accordance with Russian statutory accounting principles (if the Issuer's securities were (are being) publicly placed and if the issuer does not prepare quarterly reports and does not disclose "key-events")	Must be published on an Agency Website within one day after the publication of the Annual Report or the audited annual financial statements on an Authorized Website	Company Law, Article 92(1) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 8.1.1 and 8.7.2
23.	Financial statements prepared in accordance with Russian statutory accounting principles that were prepared after filing a Prospectus but before the first quarterly report due after registration	Within 5 days after the deadline for submission of the financial statements as described above: (a) a copy must be submitted to the competent state authority, (b) they must be published on an Authorized Website and (c) a copy must be made available to interested persons at the location of the Issuer or at such other places where the Issuer makes available information contained in the Prospectus	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.5.8
24.	Financial statements (including IFRS and/or US GAAP financial statements, if any, in Russian), that were prepared after filing a Prospectus but before the first quarterly report due after registration, if required to be filed with a foreign securities regulator, a foreign stock exchange or other foreign organizations in connection with public disclosure of information	Within 5 days after the deadline for filing such statements with the appropriate foreign regulator, stock exchange or organization: (a) a copy must be submitted to the competent state authority, (b) they must be published on an Authorized Website and (c) a copy must be made available to interested persons at the location of the Issuer or at such other places where the Issuer makes available information contained in the Prospectus	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.5.8
25.	Financial statements (including IFRS and/or US GAAP financial statements, if any, in Russian) and auditor's report, if any, if required to be filed with a foreign securities regulator, a foreign stock exchange or other foreign organizations in connection with public disclosure of information	Must be published on an Authorized Website within 3 days after the deadline for filing such statements with the appropriate foreign regulator, stock exchange or organization Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 8.1.1 and 8.6.3
26.	Quarterly report of the Issuer (if the Issuer has a registered Prospectus)	Must be published on an Authorized Website not later than 45 days after the end of the quarter Must be made available to any interested	Company Law, Article 92(1) Securities Law, Article 30 Regulation No. 05-5/pz-n,

MW81341.18

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
		persons at any time upon request	Sections 1.8, 1.9, 5.1 and 5.7
27.	Information on material events affecting the Issuer's business ("**key-events**") (if the Issuer has a registered Prospectus)	Must be published in each of the following within the specified time after the event has occurred: (i) an Agency Website within one day, (ii) an Authorized Website within 3 days and (iii) a Periodical available to the majority of the Issuer's shareholders Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 30 Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 6.1.1, 6.2 and 6.3.1 **Article 30 of the Securities Law and Section 6.2 of Regulation No. 05-5/pz-n identify the key-events**
22.	Information that may have significant impact on the value of the Issuer's securities (if the Issuer's securities were (are being) publicly placed and if the Issuer prepares quarterly reports and discloses "key–events")	Must be published after the relevant event has occurred in each of the following: (i) an Agency Website within one day and (ii) an Authorized Website within 3 days Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 8.6.1-8.6.3 **Section 8.6.1 of Regulation No. 05-5/pz-n sets forth a non-exhaustive list of kinds of information that may have significant impact on the value of the Issuer's securities**
	D. Corporate Organization		
28.	Information about the Issuer included in the unified state register of legal entities, save for information that cannot be disclosed pursuant to the Law on Registration of Legal Entities	Must be made available by the state registration authority to any interested person at any time upon request	Law on Registration of Legal Entities,[10] Articles 5, 6 and 7
29.	Charter, including all changes and amendments thereto or new versions thereof (if the Issuer's securities were (are being) publicly placed and if the Issuer does not disclose information in the form of quarterly report and "key-events")	Must be filed with and registered by the state registration authorities, who must make them available to any interested person at any time upon request Must be published on an Authorized Website within 3 days after (i) state registration of an open joint stock company, (ii) receipt of the written notification from the competent state authority regarding state registration of the amendments to the Charter (new version of the Charter) or (iii) notification by the Issuer of the competent state authority on introduction of the amendments to the Charter	Company Law, Articles 13 and 14 Law on Registration of Legal Entities, Articles 5, 6 and 7 Regulation No. 05-5/pz-n, Sections 8.1.2 and 8.4.1
30.	Records that must be retained by the Issuer (*see* Exhibit 1 to this Annex A)	Must be made available to shareholders at any time within 7 days after request	Company Law, Articles 89 and 91

[10] Federal Law No. 129-FZ, dated August 8, 2001, "On State Registration of Legal Entities."

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
31.	Internal regulations of the Issuer's governing bodies and any amendments thereto or new versions thereof (if the Issuer's securities were (are being) publicly placed and if the Issuer prepares quarterly reports and discloses "key–events")	Must be published on an Authorized Website within 3 days after (i) preparation of the minutes of the meeting of the Issuer's governing body which approved the internal regulations; or (ii) the requirement to prepare quarterly reports and disclose "key–events" came into force	Regulation No. 05-5/pz-n, Section 8.4.3
	E. Issuer's Registrar; Shareholders Register Information		
32.	Notice concerning termination of the Issuer's agreement with the Issuer's shareholders register (the "**Registrar**") for maintenance of the Issuer's shareholders register, and commencement of the procedure to change the Registrar	Must be published in mass media with a circulation of at least 50,000 copies, and/or must be given in writing to registered shareholders, not later than 25 days prior to termination of the agreement	Company Law, Article 92(1) Regulation No. 21,[11] Sections 9 and 10
33.	Information on change of the Registrar	Must be published in mass media or given in writing to all owners of the Issuer's securities	Securities Law, Article 8(3)
	F. Issuer's Shareholders and Affiliates		
34.	Information on the acquisition of all of the Issuer's shares by one person	Must be published[12]	Civil Code, Article 98(6)
35.	Lists of the Issuer's affiliated persons and changes thereto (if the Issuer's securities were (are being) publicly placed)	Must be filed quarterly with the competent regulatory authority within 45 days after the end of the quarter	Company Law, Articles 92(1) and 93(4) Regulation No. 05-5/pz-n, Section 8.5.3
36.	Lists of the Issuer's affiliated persons and changes thereto (if the Issuer's securities were (are being) publicly placed and if the Issuer prepares quarterly reports and discloses "key–events")	Must be filed quarterly with the competent regulatory authority within 45 days after the end of the quarter Must be published within 3 days on an Authorized Website after (i) the end of the quarter or (ii) the date when the changes to the list of affiliated persons were made	Company Law, Articles 92(1) and 93(4) Regulation No. 05-5/pz-n, Sections 8.5.3 and 8.5.4
37.	Notice concerning the (i) acquisition by the Issuer of twenty percent (20%) or more of any class of securities of any issuer; or	Must be filed with the FSFM (or an agency designated by the FSFM) within 5 days after each such acquisition or qualifying increase or decrease	Securities Law, Article 30 Company Law, Articles 6(4) and 92(1)

[11] Regulation "On the Procedure for Transfer of Information and Documents that Constitute the Register of Owners of Registered Securities," approved by Resolution of the Federal Commission on the Securities Market, No. 21, dated June 24, 1997.

[12] The Civil Code does not contain any guidance as to when or where this information must be published

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	(ii) increase or decrease in the Issuer's holding of such securities by an increment of five percent (5%) to a level that is greater than twenty percent (20%)		
38.	Information on acquisition of more than 20% of the voting shares of another stock company (other than in connection with the formation of a stock company) (if the Issuer's securities were (are being) publicly placed and if the Issuer does not prepare quarterly reports and does not disclose "key-events")	Must be published on an Agency Website within one day	Company Law, Articles 6(4) and 92(1) Regulation No. 05-5/pz-n, Sections 8.7.1 and 8.7.2
	G. General Meetings of Shareholders		
39.	List of persons entitled to participate in the GMS	Must be provided upon request to persons included in such list and holding at least one percent (1%) of the shares entitled to vote in the GMS	Company Law, Article 51(4)
40.	Extract from the list of persons entitled to participate in the GMS containing information about a particular person, or a confirmation that such person is not included in the list	Must be provided to any interested person within 3 days after request	Company Law, Article 51(4)
41.	Notice of an upcoming GMS	Must be sent not later than 20 days (or in certain cases provided by the Company Law not later than 30 or 50 days) prior to the date of the meeting to each person included in the list of persons entitled to participate in the GMS, or, if provided by the Charter, published in mass media available to all shareholders and as specified in the Issuer's charter	Company Law, Article 52 (sections 1, 2 and 4)

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
42.	Information in connection with preparation for an upcoming GMS	Must be made available to the shareholders at least 20 days (or 30 days if the agenda contemplates a vote on the Issuer's reorganization) prior to the GMS	Company Law, Article 52(3) Regulation No. 17/ps, Sections 3.2, 3.3, 3.4 and 3.5[13] Charter, Article 12.13 specifies the kinds of information that must be made available to the shareholders prior to the GMS
43.	Voting ballots for an upcoming GMS	Must be sent not later than 20 days prior to the date of the GMS to each person indicated in the list of persons entitled to participate in the GMS; if the Issuer has more than 500,000 shareholders, the Issuer's Charter may provide that the forms of the voting ballots should be published in mass media available to all shareholders that is specified in the Charter	Company Law, Article 60
44.	Decisions adopted at the GMS and voting results	Must be announced at the GMS or a report on voting results must be communicated not later than 10 days after compilation of such report to persons entitled to participate in the GMS	Company Law, Article 62(4)
	H. Other Corporate Actions and Events		
45.	Information regarding the adoption of a decision to decrease the Issuer's charter capital and the new amount of the decreased charter capital	Must be published in a periodical for the publication of information on the state registration of legal entities not later than 30 days after adoption of the decision	Company Law, Article 30(1)
46.	Information regarding the adoption of a decision on the Issuer's reorganization	Must be published in a periodical for the publication of information on the state registration of legal entities not later than 30 days after adoption of the decision by the Issuer (or, in case of merger or consolidation, by the last entity participating in such merger or consolidation)	Company Law, Article 15(6)
47.	Information regarding the Issuer's liquidation and the procedure and period for the filing of claims by the Issuer's creditors	Must be published by the Issuer's liquidation commission in a periodical for the publication of information on the state registration of legal entities	Civil Code, Article 63(1) Company Law, Article 21(1)
	I. Repurchase and Redemption of the Issuer's Shares; Shareholders' Pre-Emptive Rights		
48.	Notice of repurchase by the Issuer of its shares	Must notify shareholders who own such shares of the adoption of a decision to repurchase them, at least 30 days prior to the beginning of the repurchase period	Company Law, Article 72(5)

[13] Regulation "On Additional Requirements for the Preparation, Convocation and Holding of a Shareholders' Meeting," approved by the Resolution of the Federal Commission on the Securities Market No. 17/ps, dated May 31, 2002.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
49.	Notice to shareholders of their right to require the Issuer to redeem their shares	Must include information concerning redemption rights in the notice of an upcoming GMS if a vote at the GMS may give rise to them	Company Law, Article 76 (Sections 1 and 2)
50.	Notice concerning the exercise of preemptive rights in connection with a new issuance of shares (or securities convertible into shares) to be placed by subscription	Must be sent to persons having preemptive rights, after the new issuance of shares (or securities convertible into shares) has been registered but prior to commencement of the placement	Company Law, Article 41(1) Regulation No. 05-4/pz-n,[14] Section 6.4.7
51.	Results of the exercise of preemptive rights in connection with a new issuance of shares (or securities convertible into shares) to be placed by subscription	Must be disclosed in accordance with the procedure set forth by the registered decision on issuance of the securities	Regulation No. 05-4/pz-n, Sections 6.2.6 and 6.4.7
	J. Stock Exchange Requirements		
52.	Information that is required to be submitted to RTS Stock Exchange ("**RTS**") to maintain the Issuer's securities listing	RTS must disclose information received from the Issuer to third parties by posting information on the RTS website and provide information to interested persons upon request	RTS Listing Regulation,[15] Sections 11.2, 13.2, 13.3, 14.2 and Exhibit 2 Section 1.1 of Exhibit 2 lists information that must be submitted to RTS to maintain the Issuer's securities listing
53.	Information regarding the Issuer's corporate actions that is required to be submitted to MICEX Stock Exchange ("**MICEX**")	As a matter of practice, MICEX discloses information received from the Issuer by posting such information on the MICEX website	MICEX Listing Regulation,[16] Section 17
	K. Other Information		
54.	Information that the Issuer has the practice of publicly disclosing	On its website, via press release or otherwise in accordance with the Issuer's Regulation on Information Policy and the Issuer's Corporate Governance Code	Regulation on Information Policy, dated October 29, 2004 Corporate Governance Policy approved by Issuer's Board of Directors (Minutes No. 33-04, dated September 22, 2004)

[14] "Standards of Emission of Securities and Registration of Prospectuses of Securities," approved by the Resolution of the Federal Commission on the Securities Market No. 05-4/pz-n, dated March 16, 2005.

[15] Approved by RTS BOD Resolution No. 05-7-2306, dated June 23, 2005.

[16] Approved by MICEX BOD Resolution No. 4, dated May 30, 2005.

Documents that Must be Kept by the Issuer and Made Available to the Shareholders at any Time upon Request

The Regulation "On the Procedure and Terms of Keeping of a Stock Company's Documents," approved by the Resolution of the Federal Commission on the Securities Market No. 03-33/ps, dated July 16, 2003, refers to a list, approved by the Federal Archive Service of Russia on October 6, 2000, identifying standard management documents generated in the ordinary course of an issuer's operations, and specifying the period for which they are to be kept on file.

1. Charter, including all changes, amendments and new versions thereof
2. Agreement on establishment of the Issuer
3. Decision on the Issuer's establishment
4. Document on the Issuer's state registration
5. Documents confirming the Issuer's rights to its assets
6. The Issuer's internal documents
7. Regulations of the Issuer's branches or representative offices
8. Minutes of the GMS, and of meetings of the board of directors, the internal audit commission (internal auditor) and the management board[17]
9. Annual report, audited annual financial statements and quarterly financial statements
10. Accounting books and records[18]
11. Executed voting ballots filed in connection with participation in the GMS and powers of attorney (or copies thereof) for participation in the GMS
12. Independent appraisers' reports
13. Lists of the Issuer's affiliated persons
14. Lists of persons entitled to participate in a GMS or to receive dividends, and other lists compiled by the Issuer to facilitate the exercise of shareholder rights
15. Reports made by the internal audit commission (internal auditor), external auditors and state and municipal agencies of financial control
16. Registered Prospectuses, Issuer's quarterly reports and other documents containing information required to be published or otherwise disclosed under Russian law
17. Documents that must be kept by the Issuer pursuant to the Issuer's Charter, internal documents, decisions of the GMS, governing bodies of the Issuer and legal acts of the Russian Federation

---

[17] Minutes of the meetings of the issuer's management board must be made available to any shareholder(s) having at least twenty-five percent (25%) of the issuer's voting shares.

[18] Must be made available to any shareholder(s) having at least twenty-five percent (25%) of the issuer's voting shares. Under Civil Code Article 67(1), information on the Company's activities, accounting books and records and other documents must be made available to all of the issuer's shareholders in accordance with the procedure set forth in the issuer's foundation documents.

NOTIFICATION
ON THE ESSENTIAL FACT
"DATA ON ACCRUED AND (OR) PAID YIELD UNDER ISSUER'S SECURITIES", "DATA ON THE TIMING OF ISSUER'S EXECUTION OF ITS COMMITMENTS TO SECURITIES HOLDERS"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC NWT*
1.3. Place of the Issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

1.9. Code of the essential fact:	*0600119A10012006, 0900119A10012006*

2. Contents of the notification

2.1. Type, category, series and other identification characteristics of securities: *series 02 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care*

2.2. The state registration number of the securities issue and the date of registration by the state: *4-02-00119-A of 08.07.2003;*

2.3. Name of the registering authority that effected the state registration of the securities issue: *Federal Commission for the Securities Market of Russia*

2.4. Issuer's management body taking the decision on determining the interest rate yielded by Bonds: *the amount of this (ninth) coupon yield under the 02 series Bonds of OJSC North-West Telecom has been determined by the Decision of the Board of Directors of OJSC NWT in compliance with the Decision on the Securities Issue approved by the Board of Directors of OJSC NWT on 10th June 2003;*

2.5. Date of taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by Bonds: *16.09.2005*

2.6. Date of making up the minutes of the meeting (session) of the issuer's management body taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by the Issuer's Bonds: *16.09.2005*

2.7. Total interest and (or) other income to be paid (which was to be paid) under the Issuer's series 02 Bonds in the ninth coupon period: *28,050,000 (twenty eight million fifty thousand) roubles*

interest and (or) other income to be paid (which was to be paid) per one of the Issuer's series 02 Bonds in the ninth coupon period: *18 (eighteen) roubles 70 kop.*

2.8. Form of yield payment on Issuer's securities: *money*

2.9. Due date of income payment under the Issuer's securities (yield (interest) under the Bonds): *10.01.2006*

2.10. Total (aggregate) amount of interest and (or) other yield paid under the 02 series Bonds of the Issuer: *437,910,000 (four hundred thirty seven million nine hundred ten thousand) roubles*

2.11. Contents of the Issuer's commitment; amount of such commitment in monetary terms for money obligations or other commitment that can be expressed in monetary terms: *payment of the ninth coupon yield under the Issuer's series 02 Bonds in the amount of 28,050,000 (twenty eight million*

fifty thousand) roubles.

2.12. Fact of Issuer's commitment execution or non-execution (default):

the commitments have been fully executed

2.13. In case of Issuer's default on an obligation, state the reason for such a default, and for a monetary liability that can be expressed in money terms, also state the amount of such a liability in money terms, to which it has not been fulfilled:

not applicable, the commitments have been fully executed

3. Signature
3.1. General Manager ¬__________________V.A. Akulich
3.2. Date 10th January 2006 Official seal

NOTICE ON THE DATA THAT MAY HAVE A SIGNIFICANT INFLUENCE ON THE VALUE OF THE JOINT STOCK COMPANY'S SECURITIES
"CHANGE IN THE SHARE OF JOINT-STOCK COMPANY'S PARTICIPATION IN THE AUTHORIZED (SHARE) CAPITAL OF ANOTHER PROFIT-MAKING ORGANIZATION OR IN THE SHARE OF OWNING COMMON STOCK OF ANOTHER JOINT-STOCK COMPANY"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC NWT*
1.3. Place of the Issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

2. Contents of the notification

2.1. Full official name of the commercial organization, a part in the authorized capital (common shares) of which the Joint-Stock Company has bought or in which the said part of the Joint-Stock Company has changed:
Kabelvideo Limited Liability Company

2.2. Location: *85, ul Kuratova, Syktyvkar, Komi Republic, 167610*

2.3. The share of participation of the Joint-Stock Company in the authorized capital (unit investment fund) of the said organization prior to the change: *51%*

2.4. The share of participation of the Joint-Stock Company in the authorized capital (unit investment fund) of the said organization after the change: *0%*

2.5. Date since which the share of participation of the Joint-Stock Company in the authorized capital (unit investment fund) of the said organization changed: *30.12.2005*

3. Signature

3.1. General Manager ________________ V.A. Akulich

3.2. Date 10th January 2006 Official seal

NOTICE ON THE DATA THAT MAY HAVE A SIGNIFICANT INFLUENCE ON THE VALUE OF THE JOINT STOCK COMPANY'S SECURITIES
LIQUIDATION OF A COMPANY, WHICH IS A SUBSIDIARY AND/OR AFFILIATE OF A JOINT STOCK COMPANY

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC NWT*
1.3. Place of the Issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

2. Contents of the notification

2.1. **Full official name of the subsidiary and/or affiliate:** *Pagetelecom Limited Liability Company*

2.2. **Location:** *6, pr. Stroiteley, Cherepovets, Vologda Oblast, Russia*

2.3. **The share of participation of the Joint-Stock Company in the authorized capital (unit investment fund) of the subsidiary and/or affiliate:** *100%*

2.4. **Grounds for liquidation of the subsidiary and/or affiliate:** *The decision of the sole participant of the Pagetelecom LLC No.02-04 dated 26th October 2004 (Minutes of the meeting of the Board of Directors of OJSC NWT No.37-04 dated 26th October 2004)*

2.5. Date of the liquidation (date of making the entry in the Single State Register of Legal Entities on the state registration of the legal entity in connection with its liquidation) of the subsidiary and/or affiliate: *29.12.2005*

2.6. **Date, on which the Joint-Stock Company has learnt of the liquidation of the subsidiary and/or affiliate:** *10.01.2006*

3. Signature

3.1. General Manager ¬__________________V.A. Akulich

3.2. Date 10th January 2006 Official seal

AMENDMENTS TO THE LIST OF AFFILIATED PARTIES

OF THE OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

(full official name of the joint stock company)

Issuer's code 00119 – A

from 01 01 2006 **till** 10 01 2006

Place of the Issuer's business: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia

(location (address of the joint-stock company's standing executive body (other party entitled to act on behalf of the joint-stock company without a power of attorney)))

The information contained in this document may be disclosed in compliance with the legislation of the Russian Federation on securities.

Web-page address: www.nwtelecom.ru

(address of the Internet page used by the Issuer to disclose information)

Issuer's codes	
TIN	7808020593
BSRN	1027809169849

II. Amendments to the list of affiliated parties within the period from 01.01.2006 till 10.01.2006

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
1	**Termination of the business of the affiliated party as the result of its affiliation**	**29.12.2005**	**10.01.2006**

Data on the affiliated party prior to the amendment:

Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
2	3	4	5	6	7
Pagetelecom Limited Liability Company	6, pr. Stroiteley, Cherepovets, Vologda Oblast, 162627	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

2	**Termination of the ground for being an affiliated party in connection with the sale of share holding in the authorized capital of the company**	**30.12.2005**	**10.01.2006**

Data on the affiliated party prior to the amendment:

Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
2	3	4	5	6	7
Kabelvideo Limited Liability Company	85, ul Kuratova, Syktyvkar, Komi Republic, 167610	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	01.10.2004	-	-

Last modifed: 2006-01-18 10:55

11 January 2006 year. list :: 1.2006

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PRESS-RELEASE/North-West Telecom JSC terminates its participation in two subsidiary companies

As part of the Subsidiary Business Reorganization Model, OJSC "North-West Telecom" terminated its participation in another two subsidiary companies, LLC "Cablevideo" and LLC "Pagetelecom".

The participation of OJSC "North-West Telecom" in LLC "Cablevideo" was terminated on December 30, 2005 by the sale of a 51% stake with the nominal value of 25,500 rubles. The interest in the authorized capital of LLC "Cablevideo" was put on the balance sheet of OJSC "NWT" as the result of merger of OJSC "Svyaz" of Republic of Komi in October 2004. An analysis of the activity of Cablevideo showed the inexpediency of OJSC "NWT" interest in its authorized capital. The activity of LLC "Cablevideo" does not meet the communications services development strategy of OJSC "NWT", the financial position is unstable and there are no outlooks for business growth.

The liquidation procedure of LLC "Pagetelecom", Cherepovets being a 100% subsidiary organization of OJSC "NWT" was completed on December 29, 2005. LLC "Pagetelecom" provided personal radio call (paging) services, which according to the OJSC "NWT" marketing strategy is unpromising. Based on a business analysis, on October 26, 2004 the Board of Directors of OJSC "NWT" made the decision "On the voluntary liquidation of LLC "Pagetelecom". After all measures necessary for the liquidation were taken (settlements with the creditors, works for collecting debts receivable, preparation of the liquidation balance sheet), on December 29, 2005 an entry was made in the Unified State Register of Legal Entities on the state registration of the legal entity in connection with its liquidation.

Commenting on these steps, NWT Deputy Director General Corporate Governance Nikolay Bredkov pointed out that "in the past year 2005 OJSC "NWT" did a great deal of work for the reorganization of subsidiary business, the main objective being to maintain and further develop the participation in strategic companies in keeping with the line of business and to liquidate such investments which do not meet the tasks of the communications market participant and are no longer topical. As of the beginning of the year, NWT had financial investments in 44 commercial organizations and participated in 12 noncommercial organizations "inherited" in the process of merger of North-West Region's electrical communications operators finished in October 2004. During 2005, NWT terminated its participation in 22 companies and increased its interest in 3 companies conforming to its line of business. In 2006 we will proceed with work under the approved subsidiary business reorganization model with the purpose of implementing the strategy of improvement in the investment attractiveness of the company".

Data on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

3	**Termination of the ground for being an affiliated party because of fatality**	**10.01.2006**	**10.01.2006**

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Nikolay Moiseevich Popov	Moscow, Russia	The person is a Member of the Company's Board of Directors	27.06.2005	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
-					

Last modifed: 2006-01-13 11:46

10 January 2006 year. list :: 1.2006

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PRESS-RELEASE/The 9th Coupon Yield under the Second Issue Bonds of OJSC North-West Telecom Has Been Paid

On the 10th of January 2006 AKB Svyaz Bank, which acts as the Payment Agent for the series 02 bonds of OJSC North-West Telecom, fully paid the 9th coupon yield under the bonds of the second issue of OJSC NWT. The list of those authorized to get a coupon yield under the bonds was made up as of 28th December 2005.

The rate of the 9th coupon is 7.5% per annum, 18 roubles 70 kopecks having been charged on each bond.

The total amount allocated for the 9th coupon payment amounted to 28.05 million roubles.

Bonds of the second issue of OJSC NWT are series 02 documentary interest-bearing bonds payable to bearer, with obligatory centralized care. The state registration No. is 4-02-00119-A. The issue has been floated at MMVB (Moscow Interbank Currency Exchange) on 8th October 2003 and includes 1.5 million four-year securities with the face value of 1,000 roubles.

The rate of the first coupon was established at an auction at the amount of 14.2% per annum, the bond-equivalent yield for the two-year offer having been 14.46% per annum.

Payment of 16 quarterly coupons is provided for under the bonds.

Rates of the 1st-4th coupons: 14.2% per annum; (established at an auction during the floatation)

Rates of the 5th-8th coupons: 13.2% per annum; (established at an auction during the floatation)

Rates of the 9th-16th coupons: 7.5% (established by the Board of Directors).

Repayment of the bonds will be effected in three stages: on the 1092nd and 1274th days from the date of the floatation start the Company will pay 30% of the bond face value to each bond holder; on the 1456th day the remaining 40% of the bond face value will be paid to the bond holders.

Last modifed: 2006-01-11 16:55

11 January 2006 year. list :: 1.2006

PRESS-RELEASE/Capitalization of North-West Telecom JSC Has Overpassed the Psychological Mark of $ 1 Billion

On 30th December, the last trading day of the year 2005, capitalization of North-West Telecom JSC overpassed the level of 1 billion US dollars for the first time, amounting to 1.006 billion US dollars according to the results of RTS trading.

For the year 2005 on the whole, the market capitalization of NWT* grew by 81%, the value of common shares having increased by 76% and that of preferred shares by 104%. From the start of the trading in the shares of the united company in October 2002, capitalization of NWT JSC has grown more than 5 times.

The year 2005 can be called a breakthrough in the increase of the liquidity of NWT's securities. From the start of the year the number of stock exchange venues where investors can buy NWT's shares and ADR has increased to five: SE MICEX, NP RTS, SE RTS, Frankfurt and Berlin stock exchanges.

As a result, the annual turnover of common shares has tripled, to 81 million, while that of preferred shares has doubled, to 45 million. Meanwhile, the distribution of trading among Russian stock exchanges has become more uniform: half of the transactions are effected at MICEX and half at RTS.

Commenting on this event, IR & PR officer of JSC NWT's Ella Tomilina noted that "having overpassed the psychological mark of $ 1 billion, NWT has entered the so-called "Mid-cap" category of companies (those having middle capitalization), which expands the circle of company's potential investors". Assessing the results of the year on the market of the company's shares on the whole, she emphasized that "the progressive growth of capitalization is a logical result of NWT's efforts aimed at improving the investment attractiveness of the company. Creating prerequisites for the growth of the market value of the company is an integral part of NWT's corporate strategy, to which we invariably adhere in the framework of the approved "Concept of Increasing the Capitalization of JSC North-West Telecom for 2005-2007."

** according to the data of RTS*

Last modifed: 2006-01-18 10:57

11 January 2006 year. list :: 1.2006

Information message/North-West Telecom has won a prize at the Contest of Annual Reports and Corporate Web-Sites

In December 2005, the ceremony of awarding the winners of the VIII Contest of Annual Reports and Corporate Web-Sites was held as part of the Federal Investment Forum in Moscow. North-West Telecom is a permanent participant and prize-winner of this contest.

In 2005, 3 special nominations were established in the Contest and North-West Telecom was declared the winner in one of them, Sympathy KPMG.

The Contest is organized by the RTS Stock Exchange and the journal "Rynok Tsennykh Bumag" ("Securities Market"). This year, 84 companies participated in the contest of annual reports, of which 66 issuers and 18 financial companies. The contest jury included representatives of leading information and professional organizations of the Russian financial market, such as: Association of Independent Directors, Association for the Protection of Investors' Rights, Association of Distributors of Financial and Economic Information, journal "Rynok Tsennykh Bumag", Institute of Professional Auditors, National Association of Stock Market Participants, RTS Stock Exchange and others.

KPMG International is the coordinating organization of an international chain of professional service providers, the main purpose of which is to transform professional knowledge into real economic gains in the interests of their customers, employees and society on the whole. KPMG provides audit services and advice on tax and financial issues in 717 cities, 148 countries of the world.

| 1-10 | 1

1  The KPMG Sympathy

PRESS-RELEASE/North-West Telecom successfully closes their debut EUR 50 million syndicated loan

In December 2005, North-West Telecom (NWT), the leading telecommunications service provider in Russia's North-Western Federal District, successfully closed a EUR 50 million debut syndicated loan facility. Citigroup acted as Mandated Lead Arranger and Sole Bookrunner. ING Bank and Moscow Narodny Bank joined the facility as Mandated Lead Arrangers and Societe Generale joined the facility as Lead Arranger.

The Facility is unsecured and has a three-year tenor maturing in January 2009. The Facility is priced at EUROLIBOR plus a margin of 2 per cent per annum. The proceeds of the Facility have been used for financing of NWT's network modernization and digitalization, expansion of zone communications networks in the regions as well as for the development of profitable services (dedicated and dialup Internet access, building corporate communications networks and implementation of xDSL broadband access).

According to NWT Chief Financial Officer, Venera Khusnutdinova: "This syndicated Euro deal is an unique event since North-West Telecom is the first company among regional telecom operators to take advantage to using large scale syndicated foreign currency financing. The Loan presented terms and conditions favorable for the Company. This successful debut on the international debt market enables NWT to further extend the range of long term financing instruments for the purpose of improving the Company's capital structure optimization".

"North-West Telecom's successful deal follows the impressive performance of the company. Therewithal an excellent precedent for the fixed line telecom sector in Russia as well," adds Steven Fisher, Managing Director and Corporate Bank Head for Russia and the C.I.S. at Citigroup.

About Citigroup:

Citigroup (NYSE: C), the leading global financial services company, has some 200 million customer accounts and does business in more than 100 countries, providing consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, insurance, securities brokerage, and asset management. Major brand names under Citigroup's trademark red umbrella include Citibank, CitiFinancial, Primerica, Smith Barney, Banamex. Additional information may be found at www.citigroup.com